Ecopetrol Announces New Appointments in Senior Management

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that in its session on April 23, 2025, the following appointments were approved:

•	Julián Fernando Lemos as Corporate Vice President of Strategy and New Business, effective May 1, 2025. Julián has been serving as Acting Vice President since September 16, 2024. He holds a degree in Mechanical Engineering from the National University of Colombia and a specialization in Social and Economic Project Evaluation from the University of Los Andes. He has 19 years of experience in leadership, strategy, investment management, and business development roles, with 10 years in the oil, gas, and electric power industries. He has been with Ecopetrol since 2017 and has served as Manager of Mergers and Acquisitions since December 2023. Previously, he was Strategy Manager and Business Development Manager at the Colombia office of the Japanese multinational Mitsubishi Corporation.

•	Diana Marcela Jiménez as Director of Institutional Relations and Communications, who has been acting as Director since January 18, 2025, and will assume the position permanently on May 1, 2025. She holds degrees in Business Administration and Electrical Engineering from the University of Los Andes, a specialization in Economics from the Javeriana University, a specialization in Business Distribution and Generation from UCUF, an MBA from EADA, and an Executive Master in Strategic Management from EADA. She has 20 years of experience in the sector, focusing on stakeholder engagement aligned with Ecopetrol's interests, strategic corporate communication management, regulatory affairs, and leadership in ESG (Environmental, Social, and Governance).

•	Julio César Herrera as Vice President of Commercial and Marketing, effective May 1, 2025. Julio has been acting as Vice President since January 15. He has over 15 years of experience in the sector, with deep technical knowledge and a comprehensive understanding of the regional and global energy market. He has distinguished himself as President of Energy Group and Global Production Company and Chief Financial Officer of Lewis Energy Group. He holds a degree in Public Accounting from Javeriana University, a specialization in Marketing from Northwestern University, and a specialization in Finance from the University of Pennsylvania.

Bogota D.C., April 23, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co